

Mail Stop 3233

December 8, 2016

<u>Via E-mail</u>
Javier F. Bitar
Chief Financial Officer and Treasurer
Griffin Capital Essential Asset REIT II
1520 E. Grand Ave
El Segundo, CA 90245

> **Re:** **Griffin Capital Essential Asset REIT II**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 333-194280**

Dear Mr. Bitar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Off ice of Real Estate and
Commodities